UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Forte Biosciences, Inc.

(Name of Subject Company)

Forte Biosciences, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34962G208

(CUSIP Number of Class of Securities)

Paul A. Wagner, Ph.D.

Chief Executive Officer

Forte Biosciences, Inc.

3060 Pegasus Park Drive, Building 6

Dallas, Texas 75247

(310) 618-6994

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii

Remi Korenblit

Dan Koeppen

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Forte Biosciences, Inc., a Delaware corporation (the “Company”), pursuant to the terms of the Agreement and Plan of Merger, dated as of July 26, 2026 (the “Merger Agreement”), with argenx BV, a private company with limited liability (besloten vennootschap/société à responsabilité limitée) organized under the laws of Belgium (“Parent”), and Avena Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on July 27, 2026 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer (the “Offer”) has not yet commenced. This document is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of the Company or any other entity, nor is it a substitute for any tender offer materials that Parent, Purchaser or the Company will file with the SEC. A solicitation and an offer to buy securities of the Company will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the SEC. At the time the Offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE COMPANY’S SECURITYHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITYHOLDERS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at www.sec.gov. Investors and securityholders may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “SEC Filings” section of the Company’s investor relations website at https://www.fortebiorx.com/investor-relations/sec-filings/default.aspx.

Forward-Looking Statements

This document contains “forward-looking statements”. These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Offer, the subsequent merger (the “Merger”) and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of the Company and Parent, including, without limitation, results from clinical trials, regulatory applications and related timelines, the ability of Parent to advance the Company’s product pipeline; and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Offer or the Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the SEC in connection with the Offer, its Form 10-K for the fiscal year ended December 31, 2025 and any subsequent Form 10-Qs. Any forward-looking statements set forth in this document speak only as of the date of this document. The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.